

August 26, 2022

Jonathan C. Ricker
Chief Executive Officer and Chairman
MASS MEGAWATTS WIND POWER INC
100 Boston Turnpike, Ste. J9B #290
Shrewsbury, MA 01545

>   **Re: MASS MEGAWATTS WIND POWER INC**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed August 19, 2022**
>   **File No. 024-11949**

Dear Mr. Ricker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed August 19, 2022

Cover Page

1. We note your response to prior comment 1, which indicates that you are utilizing the Offering Circular disclosure format. Please revise to specifically disclose this on your cover page. Refer to Part II (a)(1)(ii) of Form 1-A.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT, page 31

2. Please update the beneficial ownership table as of the most recent practicable date. Refer to Part II, Item 12(a) of Form 1-A.

Jonathan C. Ricker
MASS MEGAWATTS WIND POWER INC
August 26, 2022
Page 2

   Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: William Eilers